

November 26, 2010

<u>via US mail and facsimile</u>

Ronald D. Long
Chief Executive Officer
Locan, Inc.
414 SE Washington Blvd # 112
Bartlesville, OK 74006

   Re: Locan, Inc.
       Form 10, Amendment No. 1
       Filed October 28, 2010
       File No. 000-53342

Dear Mr. Long:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Among the PCAOB registrants, we find a Michael F. Cronin with a Rochester, New York address, but none with an Orlando, Florida address. Please advise supplementally.

2. We reissue comment one of our letter dated September 15, 2008. Please revise your disclosure both in the risk factor and throughout the registration statement to indicate that you <u>are</u> a "blank-check company" within the meaning of Rule 419 and that any resales made by current shareholders will be made in compliance with Rule 419.

3. Revise the disclosure throughout the registration statement to state that it is the company's *belief* that there was no sale;

4. Disclose whether or not the company is relying on opinion of counsel;

5. Include in the disclosure the risk and consequences in the event section 5 is found to apply to the distribution of the holding company shares;

6. Please reconcile the statement in the second paragraph on page 4 that "During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the "2008 Reorganization" with the statement from your letter dated October 25, 2010 that "on March 7, 2008, Roadhouse merger reorganized its operations into a holding company structure (the "Reorganization");"

    You may contact Susann Reilly at (202) 551-3236 or Pamela Howell at (202) 551-3357 if you have questions regarding these comments.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services

cc: John Heskett
     Zach Hyden
     Fax: (918) 336-3152